UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

U.S. Silica Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90346E103

(CUSIP Number)

May 25, 2018**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This constitutes a late filing.

CUSIP No.	90346E103	13G

1	NAME OF REPORTING PERSON Caselton Investments LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EIN 52-2301850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
6,848,155

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
6,848,155

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,848,155

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.78%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.	90346E103	13G

1	NAME OF REPORTING PERSON Ricardo J. Cisneros I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
6,848,155

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
6,848,155

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,848,155

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.78%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	90346E103	13G

1	NAME OF REPORTING PERSON Eduardo Cisneros I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
386,000

	6	SHARED VOTING POWER
6,848,155

	7	SOLE DISPOSITIVE POWER
386,000

	8	SHARED DISPOSITIVE POWER
6,848,155

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,234,155

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

                (a)                 Name of Issuer:

                                U.S. Silica Holdings, Inc.

(b)                Address of Issuer’s Principal Executive Offices:

                                24275 Katy Freeway
                                Suite 100
                                Katy, TX 77494
                                 United States

Item 2.

(a)                 Name of Person Filing:

This statement is filed by: (i) Caselton Investments LLC (“Caselton”) with respect to its beneficially owned shares of common stock (“Shares”) of the Issuer; (ii) Ricardo J. Cisneros, who, through his indirect ownership of 100% of the issued and outstanding equity interests in Caselton, may be deemed a beneficial owner with respect to Shares of the Issuer beneficially owned by Caselton; and (iii) Eduardo Cisneros with respect to Shares of the Issuer beneficially owned as an individual and with respect to Shares of the Issuer beneficially owned by Caselton for which Eduardo Cisneros, in his capacity as President of Caselton, may be deemed a beneficial owner.

(b)                Address of Principal Business Office or, if none, Residence:

The mailing address of Caselton Investments LLC, Ricardo J. Cisneros and Eduardo Cisneros is 2020 Ponce de Leon Blvd., PH-2, Coral Gables, Florida 33134.

(c)                 Citizenship:

Caselton is a Delaware limited liability company.

Ricardo J. Cisneros is a citizen of Spain.

Eduardo Cisneros is a citizen of Colombia.

(d)                Title of Class of Securities:

Common Stock

(e)                 CUSIP No.:

90346E103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
If this statement is filed pursuant to Rule 13d–1(c), check this box. ☒

Item 4.	Ownership

The percentages used herein are calculated based upon the 77,937,011 shares of common stock outstanding as of April 20, 2018, as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended March 31, 2018.

As of the close of business on June 27, 2018:

1.  Caselton Investments LLC

(a) Amount beneficially owned: 6,848,1551
(b) Percent of class: 8.78%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,848,155
(iii) Sole power to dispose or direct the disposition: -0-
 (iv) Shared power to dispose or direct the disposition: 6,848,155

2.  Ricardo J. Cisneros

(a) Amount beneficially owned: 6,848,1552
(b) Percent of class: 8.78%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 6,848,155
(iii) Sole power to dispose or direct the disposition: -0-
 (iv) Shared power to dispose or direct the disposition: 6,848,155

3.  Eduardo Cisneros

(a) Amount beneficially owned: 7,234,1552
(b) Percent of class: 9.28%
(c)(i) Sole power to vote or direct the vote: 386,000
(ii) Shared power to vote or direct the vote: 6,848,155
(iii) Sole power to dispose or direct the disposition: 386,000
 (iv) Shared power to dispose or direct the disposition: 6,848,155

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

1 Includes 3,000,000 Shares subject to call options held by Caselton Investments LLC.
2 Includes 3,000,000 Shares subject to call options held by Caselton Investments LLC and 300,000 Shares subject to call options held directly.

Item 8.	Identification and Classification of Members of the Group.

Caselton Investments LLC.
                                                Ricardo J. Cisneros.
                                                Eduardo Cisneros.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2018

Caselton Investments LLC

By:	/s/ Eduardo Cisneros
Name: Eduardo Cisneros
Title: President

Ricardo J. Cisneros

By:	/s/ Ricardo J. Cisneros
Name: Ricardo J. Cisneros

Eduardo Cisneros

By:	/s/ Eduardo Cisneros
Name: Eduardo Cisneros

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of U.S. Silica Holdings, Inc.

                Executed on this 29th day of June, 2018.

Caselton Investments LLC

By:	/s/ Eduardo Cisneros
Name: Eduardo Cisneros
Title: President

Ricardo J. Cisneros

By:	/s/ Ricardo J. Cisneros
Name: Ricardo J. Cisneros

Eduardo Cisneros

By:	/s/ Eduardo Cisneros
Name: Eduardo Cisneros